

October 18, 2012

Via E-mail
Stephen Alfers
Chief Executive Officer and President
Pershing Gold Corporation
1658 Cole Boulevard
Building 6-Suite 210
Lakewood, CO 80401

> **Re:** **Pershing Gold Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 3, 2012**
> **File No. 333-179073**

Dear Mr. Alfers:

We have reviewed your responses to the comments in our letter dated August 9, 2012 and have the following additional comments.

General

1. We note your response to our prior comment 3 and reissue in part. We note your agreement with Interactive Investors, Inc. dated July 5, 2011 provided for an investor relations campaign on behalf of the company. Please provide us with copies of all materials, written or otherwise, which were prepared by Interactive Investors, Inc., or any of its affiliates, pursuant to this agreement. In this regard, we note that the materials that you have provided to date do not appear to be all of the materials which were prepared by Interactive Investors, Inc. or any of its affiliates. Specifically, we note that Astor Investments prepared certain written materials which have not been provided. Please provide us with copies of all materials, the dates the materials were first made public and how long such materials remained public. We may have additional comments.

Registration Statement Cover Page

2. We note your response to our prior comment 6 and reissue. In this regard, we note that your response was unresponsive in that you deleted the Calculation of Registration Fee table from this amendment without making the requested revisions. Please refer to footnote 1 to the Calculation of Registration Fee table included on the cover page of Amendment No. 1 to your registration statement. We note that you are relying on Rule 416(b) of the Securities Act of 1933. Please revise footnote 1 to track the language of that subsection. In this regard, please include the revised table with the next amendment and delete the references to "recapitalizations or other similar transactions."

Prospectus Cover Page

3. We note your response to our prior comment 9 and the included legal analysis but are not persuaded that the securities issued in the Continental Resource Group, Inc. asset transaction were issued pursuant to a valid Section 4(2) exemption. In this regard, we note that the included legal analysis is premised upon either Continental or the Continental shareholders who provided the necessary consent being accredited investors. We note that your legal analysis has not addressed Continental's entire shareholder base. In this regard, we note that at the time of the asset transaction Continental had approximately 147 holders of record. Please provide us with a more detailed legal analysis that supports your assertion that such issuance was exempt under Section 4(2). To the extent that you are relying on the safe harbor promulgated by Rule 506 of Regulation D, please provide such analysis. Please include legal references, statutory, case law or otherwise, to the extent applicable. We may have additional comments.

Prospectus Summary, page 1

Overview, page 1

4. We note your response to our prior comment 10. Please revise to include parentheses in reference to your losses throughout the prospectus.

5. Please revise the second paragraph to disclose the month that you will run out of funds according to your current burn rate if you do not obtain additional financing.

Risk Factors, page 5

We are an exploration stage company, page 5

6. We note your disclosure that your estimated exploration costs for 2013 are $3.6 million. Please revise this risk factor to also disclose your estimated facility recommisioning costs for 2013 of $2.6 million.

Our property title may be challenged, page 8

7. Please delete the last sentence of the first paragraph, as it tends to mitigate the risk presented.

There is currently a very limited trading market for our common stock, page 12

8. We note your response to our prior comment 21 but find it unresponsive. We reissue the comment. Reference is made to the "investor relations campaigns" described in the first paragraph. It appears that the disclosure on page 12 is inconsistent with your response to us. Please provide us with any promotional and sales materials you used or intend to use since the filing of this registration statement. In addition, please tell us whether the materials used meet or will meet the requirements of Securities Act Section 10 as well as how you complied or intend to comply with Securities Act Section 5 and Rule 433 of Regulation C. Please tell us in greater detail the types of promotional and sales materials you used or will use, how and when you distributed or will distribute such material, and whether any written communications that were or may not be preceded or accompanied by this prospectus complied or will comply with Securities Act Rule 134. For each of your past campaigns and any future campaigns, provide the requested analysis. For example, you note that you have filed the presentations on Form 8-K. Explain to us how you complied with the above-referenced rules and regulations.

Relief Canyon Properties, page 27

9. Please refer to the chart on page 28. For the Relief Canyon properties, please revise to include a small-scale map showing the location and access to your property, as suggested in paragraph (b)(2) to Industry Guide 7. We believe that maps and drawings having the following features would be beneficial:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale or representation of scale, such as "one inch equals one mile," may be utilized if the original scale of the map has not been altered.

- An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

- The date the map was drawn.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing. In this regard, we note that the included map does not include a detailed legend, an index map showing where the property is situated in relationship to the state or other geographical area and a map title and date. Additionally, we note that the included map contains a number of lines, boxes and shaded areas which have not been clearly annotated or differentiated from each other. Please also delete the reference to the Coeur's Nevada Packard Mine as such reference does not appear applicable to your property holdings.

Environmental Permitting Requirements, page 29

10. We note your disclosure in the third paragraph that your estimated 2013 exploration permitting budget and reclamation bonding is $908,500. Please reconcile such amount with your disclosure in the sixth paragraph that estimates $560,000 for the same activities.

2012 and 2013 Exploration and Facilities Recommissioning Programs, page 30

1. Relief Canyon Mine, page 30

11. We note your disclosure in the fourth paragraph that your target is to produce gold in 2014. Please add balancing language that there is no guarantee that you will produce gold in 2014 or at all.

Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Harvey J. Kesner, Esq.